GLOBAL corporate compliance

RECEIVED
2008 SEP 30 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 17, 2008

08005103

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs: Q Gold Resources Ltd

SUPPL

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated August 18, 2008
2. Material Change Report dated August 18, 2008
3. Financial Statement Request Form
4. Notice of Meeting
5. Management information Circular
6. Form of Proxy
7. Certificate re Dissemination to Shareholders
8. Certificate re Dissemination to Shareholders
9. Interim Financial Statements for the period ended June 30, 2008
10. CEO Certification
11. CFO Certification
12. Management's Discussion and Analysis for the period ended June 30, 2008

PROCESSED
OCT 01 2008
THOMSON REUTERS

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

encl

9/30

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

4931

RECEIVED
2008 SEP 30 A 8:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD CLOSES OVER SUBSCRIBED PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, August 18, 2008 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has closed the final tranche of its previously announced non-brokered private placement (the "**Offering**") for gross proceeds of $151,000. When added to the gross proceeds received from the closing of the previous tranches of the private placement, announced in press releases dated July 21, 2008 and August 12, 2008, the Corporation has now received aggregate gross proceeds of $619,060 in connection with this private placement.

The Corporation issued 937,500 "flow-through" units at a price of $0.08 per unit (the "**FT Units**") and 1,266,666 "non-flow-through" units at a price of $0.06 per unit (the "**NFT Units**"). Each FT Unit consists of one flow-through common share of the Corporation (a "**Flow-Through Share**") and one-half of one common share purchase warrant (a "**FT Warrant**"). Each full FT Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.12 for a period of 24 months from the date of issuance. Each NFT Unit consists of one Common Share of the Corporation and one-half of one Common Share purchase warrant (a "**Warrant**"). Each full NFT Warrant will entitle the holder to purchase one additional Common Share of the Corporation at a price of $0.10 for a period of 24 months.

Three insiders of the Corporation subscribed for 200,000 NFT Units and 100,000 FT Units.

Q-Gold paid a cash finder's fee of $3,680 and granted 70,750 finder's flow-through warrants (the "**Finder's FT Warrant**") and 52,667 finder's warrants (the "**Finder's Warrant**") in connection with the closing of the second tranche of the Offering. Each Finder's FT Warrant is exercisable at $0.08 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the FT Warrant. Each Finder's Warrant is exercisable at $0.06 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the Warrant.

The securities issued in connection with the closing of the second tranche of the Offering cannot be resold prior to December 14, 2008, as stipulated under applicable securities legislation and the TSX Venture Exchange policies.

Proceeds received by the Corporation from the FT Units will be used for the dewatering and rehabilitation of the 100%-owned historic Foley gold mine (see Press Release dated June 18, 2008) near Mine Centre, Ontario and for general exploration on the company's other mining claims and patents in Northwestern Ontario. Proceeds from the NFT Units will be used for exploration of Q-Gold's other mining claims and patents in Arizona and for general working capital purposes. All the funds raised from the issuance of the FT Units will be used for exploration activities in Canada and will constitute Canadian exploration expenses (as defined in the Income Tax Act), which will be renounced by Q-Gold.

About Q-Gold Resources Ltd.
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines. It also has options on 4,796 exploratory acres in the Rainy River Greenstone Belt. In addition, the Corporation holds options on six historic gold and silver mines near Crown King, Arizona and two prospective copper porphyries and one copper / zinc prospect in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

4931

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

August 13, 2008

3. News Release

August 18, 2008
Disseminated via MarketWire Incorporated's Standard TSX-V Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation completed the second tranche of a non-brokered private placement financing for gross proceeds of $151,000 via the issuance of 1,266,666 common shares and 937,500 common shares issued on a flow-through tax basis. In addition the corporation issued 1,102,083 common share purchase warrants, which are described below.

5. Full Description of Material Change

Pursuant to the Offering, the Corporation issued 937,500 flow-through units at a price of $0.08 per Unit (the "FT Units"). Each Unit consists of one "flow-through" common share of the Corporation (a "Flow-Through Share") and one-half of one common share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase one additional common share of the Corporation (a "Common Share") at a price of $0.12 for a period of 24 months from the date of issuance. In addition, the Corporation issued 1,266,666 units at a price of $0.06 per Unit (the "NFT Units"). Each NFT Unit consists of one common share of the Corporation and one-half of one common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation at a price of $0.10 for a period of 24 months.

Q-Gold paid a cash finder's fee of $3,680 and granted 70,750 finder's flow-through warrants (the "Finder's FT Warrant") and 52,667 finder's warrants (the "Finder's Warrant") in connection with the closing of the first tranche of the Offering. Each Finder's FT Warrant is exercisable at $0.08 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the FT Warrant. Each Finder's Warrant is

exercisable at $0.06 per unit and is comprised of one Common Share and one-half of one Common Share purchase warrant, which is exercisable under the same terms as the Warrant.

The securities issued in connection with the closing of the first tranche of the Offering cannot be resold prior to December 1, 2008, as stipulated under applicable securities legislation and the TSX Venture Exchange policies.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

August 18, 2008

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD UPDATES FOLEY DE-WATERING PROGRAM AND ARIZONA COPPER PROSPECTS OPTION

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, August 26, 2008 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) announced today that the de-watering of the historic Foley Gold Mine in Mine Centre, Ontario has reached the 170 foot level, with steel ladders and platforms installed every 20 feet to the 160 foot level by Whelan Mining Contractors. Drifts in the mine have been exposed on the 100 foot and 150 foot levels, both of which are being scaled and washed with muck being removed in preparation for underground exploration.

This will include surveying, mapping, sampling, assaying of existing drifts and core drilling to attempt to locate gold resources and reserves in old and new ore veins and shoots. "Stopes", which were incurred on both levels, represent the only areas mined out during the period from 1898 to 1900, prior to all surface mining structures in the area being destroyed by a forest fire. De-watering and rehabilitation of the Mine's North Shaft will continue in this phase of the operation until the 400 foot level is reached where an extensive network of drifts, which connect the five principal veins known to exist in the Foley System, will then be extensively explored.

The Corporation also is pleased to announce the appointment of geologist Kevin Leonard as Manager of Exploration for Q-Gold's 100 percent-owned subsidiary, Q-Gold (Ontario) Ltd. Mr. Leonard brings 30 years of gold and base metals experience to the Corporation and has worked for both senior and junior resource companies. These include LAC Minerals, Barrick Gold Corporation and most recently, Blackstone Ventures Inc. Mr. Leonard is registered to practice with the Association of Professional Geologists of both Ontario and Quebec. He is also a "Qualified Person" under the requirements of NI 43-101.

Q-Gold also announced that it has exercised a Due Diligence Option and has entered into a Purchase Option Agreement to acquire a 100% interest in a package of three Arizona copper prospects as described in a press release dated May 27, 2008. The package includes two Southeastern Arizona copper porphyry and one volcanogenic massive sulfide (VMS) prospect, the latter being prospective for both copper and zinc. The Ray Prospect is located on the Eastern slopes of the Ray Open Pit Mine, a copper porphyry operated by ASARCO at a rate of 225,000 tons of copper ore per day. The Troy copper porphyry prospect is located approximately 4 miles to the southeast of the Ray Mine on Haley Mountain. The Pinafore Mine (located in Western Arizona on the flanks of the Bagdad Mine, Arizona's third largest copper producer, operated by Freeport McMoran) is a copper/zinc VMS prospect. The Pinafore was discovered in 1992 through drilling by a syndicate led by Placer Dome and later dropped because of a restricted land position, which has now been remedied by Q-Gold. The three Arizona properties are more-fully described in the press release denoted above.

Terms of the Purchase Option Agreement are as follows:

- Option Term: 5 years
- Cash Payment (paid): US$ 66,000
- Semi-Annual Cash Payment: US$ 25,000
- To Purchase 100% Interest: US$ 1,500,000 in cash plus Issuance of Q-Gold common shares equal to US$ 1,500,000 in value

The Purchase Option Agreement is subject to the approval of the TSX Venture Exchange.

President and CEO, Bruce Carruthers, remarked, "Q-Gold is pleased to be able to obtain these attractive copper prospects at a relatively low entry cost. Upon approval, we look forward to exploring and drilling these Arizona properties in the near future."

Mr. Carruthers continued, "The price outlook for copper remains high. Chinese copper demand, equal to one quarter of total world demand, is continuing to be strong, based on China's sizable requirements for large infrastructure projects now underway and in the future. The worldwide quest to reduce dependence on oil will also inevitably increase the demand for copper for electric cars, motors and electricity storage and transmission components in conjunction with renewable energy development. Thus, a bright future exists for the copper industry."

Kevin Leonard, P.Geo., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

About Q-Gold Resources Ltd.
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines. It also has options on 4,796 exploratory acres in the Rainy River Greenstone Belt. In addition, the Corporation holds options on six historic gold and silver mines near Crown King, Arizona and two prospective copper porphyries and one copper / zinc prospect in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

4931

Q-Gold Resources Ltd.
(the "Corporation")

Financial Statement Request Form

To the Shareholders:

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer's financial statements and Management Discussion and Analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. The CSA requires all Issuers to file their continuous disclosure documents through SEDAR. These documents including financial statements can be viewed at www.sedar.com. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

Q-Gold Resources Ltd.
508- 121 East Birch Avenue
Flagstaff, AZ 86001

☐ I would like to receive audited financial statements.
☐ I would like to receive interim financial statements.

☐ I consent to receive the above noted financial statements via electronic mail, **OR**
☐ I consent to receive the above noted financial statements by regular mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of Q-Gold Resources Ltd.

____

Signature of Shareholder

Dated ____________________, 2008

Q-Gold Resources Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of the shareholders of Q-Gold Resources Ltd. (the "Meeting") will be held on September 18, 2008 at 505 – 3rd Street Southwest, 2nd Floor Conference Room, at 2:30 (MDT) in order to:

1. receive the financial statements for the year ended December 31, 2007;

2. elect directors;

3. appoint auditors;

4. approve the stock option plan;

5. transact such other business as may properly be brought before the Meeting or any adjournment.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice.

If you are unable to attend the Meeting in person, date and sign the enclosed form of proxy and mail it to or deposit it with Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto Ontario M5H 4H1. In order to be valid and acted upon at the Meeting, the forms of proxy must be returned not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.

Only shareholders of record at the close of business on July 30, 2008 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED at Flagstaff, Arizona, this 20th day of August, 2008.

By order of the Board of Directors

J. Bruce Carruthers II
President and CEO

4931

Q-GOLD RESOURCES LTD.
(the "**Corporation**")

MANAGEMENT INFORMATION CIRCULAR
for the Annual General Meeting to be held on Thursday, September 18, 2008

Dated August 20, 2008

PROXIES

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies for use at the annual general meeting (the "**Meeting**") of the holders (the "**Shareholders**") of common shares ("**Common Shares**") of the Corporation to be held on September 18, 2008 at 505 – 3rd Street S.W., 2nd Floor Conference Room, Calgary, Alberta, at 2:30 PM (Calgary time) and at any adjournment thereof. Forms of proxy must be deposited with Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment. Only holders of Common Shares of record as at the close of business on July 30, 2008 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of shareholders.

The form appointing a proxy (the "**Proxy Form**") must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation. The persons named in the enclosed form of proxy are officers or directors of the Corporation. **As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the Meeting. To exercise this right you should insert the name of your representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.**

Voting of Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of the Corporation that do not hold their Common Shares in their own names ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way

of proxy except as set forth below. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate persons.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker often is identical to the Proxy Form provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, Canada ("**Broadridge**"). Broadridge typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to Broadridge. Alternatively, Beneficial Shareholders sometimes are provided with a toll-free telephone number to vote their shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting of shareholders. **A Beneficial Shareholder receiving a voting instruction or proxy from Broadridge or another agent cannot use that proxy to vote Common Shares directly at the Meeting as the completed instruction or proxy must be returned as directed by Broadridge or another agent well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder's broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank spaces on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your Broker or Agent well in advance of the Meeting to determine how you can do so.

REVOCABILITY OF PROXY

You may revoke your proxy at any time prior to a vote. If you attend personally at the Meeting, you may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at the Corporation's head office, or with Equity Transfer & Trust Company, at any time up to and including the last business day before the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management. The Corporation will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

EXERCISE OF DISCRETION BY PROXY

Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments of the matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment. At the time of printing of this management information circular, management is not aware of any amendments.

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of July 30, 2008, 46,819,151 Common Shares were issued and outstanding, each such share carrying the right to one vote at the Meeting. A quorum for the transaction of business at the Meeting is not less than one person present holding or representing by proxy not less than 5% of the shares entitled to be voted at the Meeting.

MEETING AGENDA

Election of Directors

It is proposed that six directors be elected, to hold office until the next annual meeting or until their successors are elected or appointed. The directors of the Corporation are annually elected to hold office until the next annual general meeting of the Corporation or until their successors are appointed, unless a director ceases to hold office pursuant to the Business Corporations Act (Alberta) or the office is vacated pursuant to the By-laws of the Corporation. In the absence of instructions to the contrary, the enclosed Proxy Form will be voted for the nominees herein listed. **The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees does not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder proxy that the shareholder's shares are to be withheld from voting in the election of directors.**

Name and Residence	Voting Shares	Offices Held and Time as Director	Principal Occupation during past 5 years
J. Bruce Carruthers II Arizona USA	1,716,287	President, Chairman, CEO and Director since 1998	Chairman, President and CEO of the Corporation
William F. Mudon(1)(2) Colorado, USA	175,316	Director since September 2003	Attorney & landman for Williams Production RMT, an oil producing company
Wayne G. Young(1)(2) Alberta, Canada	51,111	Director since December 2003	Practicing dentist in Calgary, Alberta
Eugene Chen Alberta, Canada	150,444	Director since December 2003	Securities lawyer with Fraser Milner Casgrain LLP
Henry M. Meixner(1)(2) British Columbia, Canada	Nil	Director since January 2007	Geologic Consultant
Mark Greasley Ontario, Canada	Nil	Nominee	Area Superintendent, Paul Whelan Mining Contractors since 2006 President, Green Ridge Farms Ltd. from 2002 - 2006

Notes:
(1) Member of Audit Committee
(2) Member of Compensation Committee

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the nominees.

Other then as noted below, no director, officer, promoter or other member of management of the Corporation is, or within the five years prior to the date of this Information Circular has been, a director, officer or promoter of any other Corporation that while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the Corporation access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that Corporation.

On June 28, 2003 the Alberta Securities Commission ("**ASC**") issued a Cease Trade Order ("**CTO**") against the Common Shares of Solana Petroleum Corp., the Corporation's predecessor company. The British Columbia Securities Commission ("**BCSC**") also issued the equivalent order against the Corporation on July 16, 2003. The CTOs were issued as a result of the Corporation's failure to file its 2002 audited year end financial statements and its first quarter 2003 financial statements within the timeframe designated under applicable securities legislation. On August 29, 2003 the Corporation filed its financial statements for the first quarter ending March 31, 2003 and for the second quarter ending June 30, 2003 with the relevant regulatory agencies. On September 5, 2003 the Corporation filed its audited

financial statements for the year ended December 31, 2002. The BCSC revoked its CTO against the Corporation on September 9, 2003 and the ASC granted a partial revocation of the order on October 21, 2003. The Corporation obtained the partial revocation order to allow for it to issue securities to complete its proposed financing and reverse take-over transaction.

On October 14, 2004 the BCSC issued a CTO against the Corporation as a result of the Corporation's failure to file its 2003 audited year-end financial statements and its first and second quarter 2004 financial statements within the time frame designated under applicable securities legislation. On November 30, 2004 the Corporation filed its 2003 year-end audited financial statements and interim financial statements for the first quarter ending March 31, 2004, the second quarter ending June 30, 2004 and the third quarter ending September 30, 2004 with the appropriate regulatory agencies. As a result of these filings, on December 2, 2004, the BCSC revoked the CTO against the Corporation. The ASC revoked its CTO against the Corporation on August 18, 2005.

No proposed director has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

Management is nominating DNTW Chartered Accountants, LLP, to serve as auditors until the next annual meeting of the shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. DNTW Chartered Accountants, LLP, have been the auditor of the Corporation since 2003.

Stock Option Plan

The TSX Venture Exchange requires issuers to obtain shareholder approval annually of a 10% rolling stock option plan (the "**Plan**"). Shareholders approved the current Plan at the meeting held September 12, 2007 and are being requested to approve the same form of Plan. As of the date of this circular, there are 53,888,817 Common Shares of the Corporation outstanding which means that 5,388,882 Common Shares could be reserved for the issuance upon the exercise of stock options, if no additional shares were issued during the next 12 months. As of the date of this circular, there are 3,475,000 Common Shares reserved for the exercise of stock options.

The aggregate number of Common Shares issuable upon the exercise of options granted under the Plan at any time may not exceed 10% of the total number of issued and outstanding Common Shares and the aggregate number of Common Shares issuable to any one officer, director or full time employee may not exceed 5% of the total number of issued and outstanding Common Shares. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The price at which Common Shares may be acquired upon the exercise of an option may not be less than the price permitted under the rules of any stock exchange or exchanges on which the Common Shares are listed.

Subject to the foregoing restrictions, and certain other restrictions set forth in the Plan, which is attached hereto as Schedule "A", the board of directors is authorized to provide for the granting of options and the exercise and method of exercise of options granted under the Plan. Options granted under the Plan are non assignable. Options are subject to early termination in the event of the death of a participant or in the event a participant ceases to be an officer, director, employee or consultant.

The Plan has served as an integral component of the Corporation's compensation system. The Board of Directors recommends that the shareholders vote in favour of the Plan.

EXECUTIVE COMPENSATION

The following table sets forth all annual, long term and other compensation for services in all capacities to the Corporation and its subsidiaries for the three (3) most recently completed financial years in respect of each of the individuals who was the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation who were serving as executive officers as at December 31, 2007 and whose total salary and bonus exceeds $150,000 (collectively the "**Named Executive Officers**" or "**NEO**"), if any, and any additional individuals who would have qualified as a Named Executive Officer except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year.

Annual Compensation					Long-term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Shares under Options Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts**	**All other Compensation**
J. Bruce	2007	72,549	Nil	Nil	300,000	Nil	Nil	Nil
Carruthers II,	2006	74,844	Nil	Nil	80,000	Nil	Nil	Nil
President, CEO	2005	24,232	Nil	Nil	425,000	Nil	Nil	Nil
Eric Gavin,	2007	58,039	Nil	Nil	200,000	Nil	Nil	Nil
Vice-President	2006	54,885	Nil	Nil	80,000	Nil	Nil	Nil
Finance and Administration and CFO	2005	35,929	Nil	Nil	275,000	Nil	Nil	Nil

LONG-TERM INCENTIVE PLAN AWARDS

Management made no long-term incentive plan awards during the year ended December 31, 2007.

Option Grants during the Most Recently Completed Financial Year

The Corporation granted 1,225,000 options to purchase Common Shares to directors, officers and consultants for the year ended December 31, 2007. This grant included 500,000 options granted to the Named Executive Officers as shown above.

The following table provides information for options granted to the Named Executive Officers during the year ended December 31, 2007 and their option positions as at December 31, 2007.

Name	Securities Under Options/ SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)	Expiration Date
J. Bruce Carruthers II, CEO	150,000 150,000	60% 60%	0.27 0.13	0.27 0.13	February 6, 2012 August 27, 2012
Eric Gavin, CFO	100,000 100,000	40% 40%	0.27 0.13	0.27 0.13	February 6, 2012 August 27, 2012

COMPENSATION OF DIRECTORS

The Corporation does not currently pay compensation to non-management directors nor are they paid for attendance at board meetings. The directors are reimbursed for expenses incurred in carrying out their duties as directors and are granted stock options.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

The Corporation has employment agreements with (i) Hexagon Resources, Inc. ("Hexagon Resources"), a private company of which J. Bruce Carruthers II, is a principal shareholder of, and (ii) Eric A. Gavin. Under the terms of these employment agreements, Hexagon Resources is paid monthly management fees of US$ 5,500. During 2007, Hexagon Resources received management fees totaling CDN $72,549 from the Corporation. Mr. Gavin is paid US$ 5,333 per month under a management contract for services provided to the Corporation. During 2007, the Corporation paid Mr. Gavin CDN $58,039 for service provided.

John A. Bolen, a former director of the Corporation, entered into a consulting contract with the Corporation which concluded in September 2007, for geological consulting services provided to the Corporation. This agreement paid Mr. Bolen CDN$ 5,500 per month and the total consulting payments to Mr. Bolen for the year ended December 31, 2007 was CDN $47,625.

The aggregate consulting and management fees paid during 2007 for the three contracts listed above were $178,213 (2006 - $194,229).

Eugene Chen, Corporate Secretary and a Director of the Corporation, is a partner with Fraser Milner Casgrain, LLP which received $116,445 for legal services provided to the Corporation for the year ended December 31, 2007 (2006 - $128,347).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan is the only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at December 31, 2007.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)
Equity compensation plans approved by securityholders	3,475,000	$0.21	1,913,882
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,475,000	$0.21	1,913,882

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder of, and Eric A. Gavin, Vice President and Chief Financial Officer of the Corporation, in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and have a maturity date of March 1, 2009, as amended by the Corporation in March 2008. Monthly principal and interest payments total $750 and $200 respectively. The tables below illustrate the amount of the indebtedness outstanding.

Aggregate Indebtedness

AGGREGATE INDEBTEDNESS		
Purpose	**To the Corporation or its Subsidiaries**	**To Another Entity**
(a)	(b)	(c)
Share purchases		
Other	$82,128	

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS						
Name and Principal Position	**Involvement of Company or Subsidiary**	**Largest Amount Outstanding During the Year Ended December 31, 2007 ($)**	**Amount Outstanding as at July 30, 2008 ($)**	**Financially Assisted Securities Purchases During the Year Ended December 31, 2007 ($)**	**Security for Indebtedness**	**Amount Forgiven During the Year Ended December 31, 2007 ($)**
Securities Purchase Program						
Other Programs						
J. Bruce Carruthers II, President & CEO	Solana Petroleum Holdings Limited (Subsidiary)	$ 78,932	$ 75,584	Nil	N/A	Nil
Eric A. Gavin, CFO	Solana Petroleum Holdings Limited (Subsidiary)	$ 7,637	$ 6,544	Nil	N/A	Nil
		$86,569.00	$82,128.00	Nil	N/A	Nil

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the charter of the Audit Committee is attached as Schedule "B".

Composition of the Audit Committee

The table below lists the members of the audit committee and their independence and financial literacy:

Audit Committee Members	Independent	Financially Literate
William F. Mudon	Yes(1)	Yes(1)
Wayne Young	Yes(1)	Yes(1)
Henry M. Meixner	Yes(1)	Yes(1)

Note:

(1) As defined by MI 52-110 of the Canadian securities regulatory authorities.

Relevant Education and Experience

William F. Mudon:

- Juris Doctor Degree from University of Tulsa College of Law and a Bachelor of Arts Degree from University of Colorado
- Currently is an Attorney and Landman for Williams Production RMT Company in Denver, Colorado

Wayne Young:

- Doctorate of Dental Surgery and Bachelor of Science Degree in Biomedicine from University of Alberta
- Operates a private dentistry practice in Calgary, which has been in operation since 1993

Henry M. Meixner:

- Bachelor of Science Degree in Geology from the University of British Columbia
- Previously General Manager of Orex Laboratories (B.C.)
- Currently is a consulting geologist for a number of Vancouver-based resource companies

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Company's Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the engagement of non-audit services. The Audit Committee has delegated to its members the authority to pre-approve non-audit services, provided, however, that such pre-approval of non-audit services shall be presented to the Audit Committee at its first scheduled meeting following any such pre-approval.

External Auditor Service Fees (by Category)

Services	2007	2006
Aggregate Audit Fees	$19,416	$24,051
Aggregate Audit-Related Fees	Nil	Nil
Aggregate Tax Fees	$3,084	$7,563
Aggregate All Other Fees	Nil	Nil

Exemption

The Company as a "venture issuer" as defined in Multilateral Instrument 52-110 entitled "Audit Committees" ("MI 52-110") is relying on the exemption in section 6.1 of MI 52-110.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual General meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation's business is contained in the audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2007. These statements and all the continuous disclosure documents submitted to the Securities Commissions and Stock Exchange can be found on SEDAR at www.sedar.com. Shareholders may request a copy of the financial statements and management's discussion and analysis at #508-121 E Birch Avenue, Flagstaff, Arizona, 86001, Telephone (928) 779-0166; Fax (928) 779-0107

Schedule "B"

Q-GOLD RESOURCES LTD.
AUDIT COMMITTEE CHARTER

1. PURPOSE

The primary function of the Audit Committee, a committee of the board of directors (the "Board of Directors") of Q-Gold Resources Ltd., (the "Corporation") is to assist the Board of Directors in fulfilling its oversight responsibilities relating to the financial accounting and reporting process and internal controls for the Corporation by:

(a) reviewing the financial reports and other financial information before such reports and other financial information is provided to any governmental body or to the public;

(b) recommending the appointment and reviewing and appraising the audit efforts of the Corporation's external auditors and providing an open avenue of communication among the external auditors, financial and senior management and the Board of Directors;

(c) serving as an independent and objective party to monitor the Corporation's financial reporting process and internal controls, the Corporation's processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements; and

(d) encouraging continuous improvement of, and fostering adherence to, the Corporation's policies, procedures and practices at all levels.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Part III of this Charter. The Audit Committee's primary function is to assist the Board of Directors in fulfilling its responsibilities. It is, however, the Corporation's management which is responsible for preparing the Corporation's financial statements and it is the Corporation's external auditors which are responsible for auditing those financial statements.

2. COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is to be comprised of such number of directors (but at least three) as determined by the Board of Directors, each of whom must be "independent" and "financially literate", as such terms are defined in Multilateral Instrument 52-110 Audit Committees ("MI 52-110") where MI 52-110 requires such independence.

The members of the Audit Committee shall be appointed by the Board of Directors and serve until the next annual meeting of shareholders of the Corporation or until their successors are duly appointed. Unless a Chairman is appointed by the full Board of Directors, the members of the Audit Committee may designate a Chairman by majority vote of the full Audit Committee membership.

As part of its role in fostering open communication, the Audit Committee should meet at least annually with management and the external auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their oversight related duties, members of

the Audit Committee are to be provided with full access to all corporate information and are to be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and external auditors of the Corporation.

A quorum for the transaction of business at any meeting of the Audit Committee is the presence in person or by telephone or other communication equipment of a majority of the members of the Audit Committee or such greater number as the Audit Committee may by resolution determine.

Should a vacancy arise among the members of the Audit Committee, the remaining members of the Audit Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

Meetings of the Audit Committee are to be held from time to time, but not less than four times annually, at such place as the Audit Committee or the Chairman of the Audit Committee may determine upon at least two days' prior notice to each of the members. The notice period may be waived by a quorum of the Audit Committee.

The Chairman of the Audit Committee, any member of the Audit Committee, the Chairman of the Board of Directors, the Corporation's external auditors, or the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation is entitled to request that the Chairman of the Audit Committee call a meeting. A notice of the Audit Committee may be given verbally, in writing or by telephone, fax or other means of communication, and need not specify the purpose of the meeting.

3. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

(a) communicate directly with the external auditors;

(b) meet with the external auditors, with and without management present, to discuss the results of their examinations ;

(c) annually review and recommend to the Board the selection of the independent auditors, subject to shareholders' approval, and approve the annual fee for the external audit services;

(d) establish a procedure which enables employees to report any concerns regarding accounting or auditing matters;

(e) review with management and with the independent auditors, the financial statements and management discussion and analysis before referring these documents to the Board of Directors;

(f) ensure the Corporation's compliance with legal and regulatory requirements relating to financial disclosure;

(g) review any new appointments to senior positions with financial reporting responsibilities;

(h) review all financial press releases.

The Committee shall perform any other matters delegated to it by the Board.

Financial Reporting Processes

(a) In consultation with the external auditors, review the integrity of the Corporation's financial reporting processes, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.

(c) Consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by management with the concurrence of the external auditors and ensure that management's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

(a) Establish regular and separate systems of reporting to the Audit Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

(b) Review the scope and plans of the external auditors' audit and reviews prior to the audit and reviews being conducted. The Audit Committee may authorize the external auditors to perform supplemental reviews or audits as the Audit Committee may deem desirable.

(c) Following completion of the annual audit and quarterly reviews, review separately with management and the external auditors any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditors received during the course of the audit and reviews.

(d) Review and resolve any significant disagreements between management and the external auditors in connection with the preparation of the financial statements.

(e) Where there are significant unsettled issues, the Audit Committee is to assist in arriving at an agreed course of action for the resolution of such matters.

(f) Review with the external auditors and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.

Ethical and Legal Compliance

(a) Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and the confidential,

anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b) Review management's monitoring of the Corporation's systems in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

(c) Review, with the Corporation's counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the Corporation's financial statements.

Risk Management

Review management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors' opinion of management's assessment of significant financial risks facing the Corporation and how effectively such risks are being managed or controlled.

Schedule "C"

Q-GOLD RESOURCES LTD.
CORPORATE GOVERNANCE DISCLOSURE

The following description of the governance practices of the Corporation is provided in accordance with the guidelines of Multilateral Instrument 58-101, as set out in Form 58-101F2 (the "Form 58-101F2 Guidelines"). The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Corporation will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

1. BOARD OF DIRECTORS

The board of directors consists of six directors including Henry M. Meixner, Wayne Young and William F. Mudon who are independent. None of the unrelated directors has any direct or indirect material relationship with the Corporation (other than shareholdings) which could, in the view of the Corporation's board of directors, reasonably interfere with the exercise of a director's independent judgment. J. Bruce Carruthers II, President and CEO, John (Jack) A. Bolen, Vice President of Q-Gold (Ontario) Ltd., and Eugene Chen, Corporate Secretary, are non-independent directors.

Eugene Chen is presently a director of illumiCell Corporation.

The board of directors does not have any formal procedures in place for identifying new director candidates or assessing the performance of its current directors.

The board of directors does not have any standing committees, other than the audit committee and the compensation committee, as it believes that it is more efficient and cost effective for the full board to perform the duties that would be required by committees other than the audit committee.

2. ORIENTATION AND CONTINUING EDUCATION

Orientation and education of new members of the board of directors is conducted informally by management and members of the board of directors. The orientation provides background information on the Corporation's history, performance and strategic plans.

3. ETHICAL BUSINESS CONDUCT

The board of directors has not adopted a formal written code of ethics. The board of directors believes the Corporation is able to meet ethical business standards by following the audit committee charter and through the ability of the members of the board of directors to reference outside professional advisors.

4. COMPENSATION

Members of the board of directors are not compensated for acting as directors, except for being granted incentive stock options pursuant to the policies of the TSX Venture Exchange and the Corporation's stock option plan. The board of directors as a whole determines the stock option grants for each director and the compensation of the senior officers.

4931

RECEIVED

2008 SEP 30 A 8:24

FICE OF INTERNATIONAL CORPORATE FINANCE

Q-Gold Resources Ltd.

Form of Proxy
for the
Annual General Meeting of Shareholders
September 18, 2008

The undersigned shareholder of Q-Gold Resources Ltd.. (the "Corporation") hereby appoints J Bruce Carruthers II President, or, failing him, Eric Gavin, Chief Financial Officer, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual General Meeting of the shareholders (the "Meeting"), to be held on September 18, 2008, and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. To elect directors

   FOR ______________ WITHHOLD FROM VOTING ______________

2. To appoint DNTW Chartered Accountants, LLP, as auditors

   FOR ______________ WITHHOLD FROM VOTING ______________

3. To approve the Stock Option Plan,

   FOR ______________ AGAINST ________________

4. At the discretion of the proxyholder, upon any amendments of the above matters or any other matter that may be properly brought before the Meeting or any adjournment, in the proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned revokes any proxies heretofore given.

DATED this ____________ day of ______________, 2008.

____
(Signature of Shareholder)

____
Name of Shareholder (PLEASE PRINT)

____
(Number of Shares Voted)

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title.
4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined and delivered to Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto Ontario M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting or any adjournment provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

4931

EQUITY
TRANSFER & TRUST COMPANY

RECEIVED

2008 SEP 30 A 8:24

Farzana Sheikh
Manager, Client Services
Telephone: 403-265-0309
fsheikh@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 28, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Q-GOLD RESOURCES LTD.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on August 27, 2008.

1. Proxy
2. Notice of Annual General Meeting of Shareholders
3. Management Information Circular Dated August 20, 2008
4. Consolidated Financial Statements as at December 31, 2007
5. Management's Discussion and Analysis which includes the Annual Report for the Year Ended December 31, 2007
6. Supplemental Mailing Request Form
7. Online Voting Card
8. Postage Paid Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

Sarah Mikos

Sarah Mikos
Administrator, Client Services

4931

EQUITY
TRANSFER & TRUST COMPANY

Farzana Sheikh
Manager, Client Services
Telephone: 403-265-0309
fsheikh@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 29, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Q-GOLD RESOURCES LTD.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders on August 27, 2008 and to the Non-Objecting Beneficial Owners on August 28, 2008.

1. Proxy
2. Notice of Annual General Meeting of Shareholders which includes: Management Information Circular Dated August 20, 2008; Consolidated Financial Statements as at December 31, 2007; Management's Discussion and Analysis which includes the Annual Report for the Year Ended December 31, 2007
3. Supplemental Mailing Request Form
4. Online Voting Card
5. Postage Paid Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

Sarah Mikos
Administrator, Client Services

4931

RECEIVED
2008 SEP 30 A 8:24

Q-GOLD RESOURCES LTD.

Consolidated Financial Statements

June 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2008
(Unaudited - Prepared by Management)

		June 30 2008		December 31 2007
ASSETS				
Current assets				
Cash and term deposits	$	45,130	$	1,093,271
Accounts Receivable		30,264		88,104
Prepaid Expenses		7,130		12,532
Current portion of amounts receivable from directors and officers (Note 3)		82,871		87,296
		165,395		1,281,203
Property Plant and Equipment (Note 5)		117,581		81,260
	$	**282,976**	**$**	**1,362,463**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	86,606	$	130,336
Long-term liabilities				
Automotive Loan (Note 6)	$	34,727	$	-
Total Liabilities	**$**	**121,332**	**$**	**130,336**
Share capital (Issued 44,987,901 shares) (Note 7)		11,985,760		11,944,245
Contributed Surplus (Note 7)		107,374		78,874
Deficit		(11,931,491)		(10,790,992)
		161,643		1,232,127
	$	**282,976**	**$**	**1,362,463**

ON BEHALF OF THE BOARD OF DIRECTORS:

"William F. Mudon, Director"
William F. Mudon, Director

"J. Bruce Carruthers II, Director"
J. Bruce Carruthers II, Director

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
REVENUE				
Interest income	$ 10,363	$ 19,860	$ 20,820	$ 27,098
	10,363	19,860	20,820	27,098
EXPENSE				
Accounting	$ 26,467	$ 31,856	$ 29,999	$ 31,856
Amortization	4,253	5,591	21,547	6,928
Compliance agency fees	7,192	6,413	17,767	18,018
Arizona Mineral exploration properties (Note 4)	34,542	-	105,876	-
Ontario Mineral exploration properties (Note 4)	327,988	1,019,798	712,666	1,645,505
Insurance	-	(9)	12,762	14,738
Interest	(3)	78	156	120
Legal Fees	(13,975)	3,636	5,440	28,270
Management fees (Note 8)	32,534	49,162	64,869	98,898
Miscellaneous expenses	150	2,848	150	3,848
Office	33,091	37,352	51,150	55,575
Professional/ Geological services	45,000	5,249	60,000	15,235
Promotion and investor relations	15,358	37,496	40,697	66,183
Taxes	4,727	67,841	13,157	75,474
Travel	8,572	13,107	16,509	19,036
	525,894	1,280,417	1,152,746	2,079,683
INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS	(515,531)	(1,260,557)	(1,131,926)	(2,052,585)
OTHER				
Foreign Exchange Gain (Loss)	(30,938)	63,683	(2,863)	98,259
Gain (Loss) on sale of capital assets	5,890	-	(5,710)	-
	(25,048)	63,683	(8,573)	98,259
NET INCOME FOR THE PERIOD	**(540,580)**	**(1,196,874)**	**(1,140,499)**	**(1,954,326)**
DEFICIT, BEGINNING OF PERIOD	(11,390,912)	(8,398,645)	(10,790,992)	(7,641,193)
DEFICIT, END OF PERIOD	$ (11,931,491)	$ (9,595,519)	$ (11,931,491)	$ (9,595,519)
NET INCOME (LOSS) PER SHARE	$ (0.01)	$ (0.03)	$ (0.03)	$ (0.05)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2008	**2007**	**2008**	**2007**
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (540,579)	$ (1,196,874)	$ (1,140,499)	$ (1,954,326)
Adjustments for items not affecting cash				
Amortization of property, plant and equipment	4,253	5,591	21,547	6,928
Acquisition of Mineral Properties in a non-cash transaction (Note 4)	-	20,476	42,500	325,476
Unrealized foreign exchange gain	30,575	2,275	40,465	(24,898)
Working capital used by operating activitie:	**(505,751)**	**(1,168,532)**	**(1,035,987)**	**(1,646,820)**
Changes in non-cash operating working capital	15,374	(75,340)	(24,218)	(67,084)
Cash used by Operation:	**(490,377)**	**(1,243,872)**	**(1,060,205)**	**(1,713,904)**
Investing activities				
Amounts received from related parties (Note 3)	2,222	2,146	4,425	4,292
Increase in contributed surplus	-	-	28,500	-
Purchase of property, plant and equipment (Note 5)	(3,688)	(35,517)	(57,868)	(61,267)
	(1,466)	**(33,371)**	**(24,943)**	**(56,975)**
Financing activities				
Debt Financings	-	-	37,982	-
Net Proceeds from equity financing(s) (Note 7)	-	1,098,292	(975)	1,353,430
	-	1,098,292	37,007	1,353,430
Change in cash (Decrease)	(491,843)	(178,951)	(1,048,141)	(417,449)
Cash, beginning of period	536,973	1,568,129	1,093,271	1,806,627
Cash, end of period	$ 45,130	$ 1,389,178	$ 45,130	$ 1,389,178

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At June 30, 2008, the Company had accumulated losses amounting to $11,931,491. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited. Q-Gold (Ontario) Ltd. was incorporated for the purpose of holding title to the Company's Mineral Properties in Ontario. Solana Petroleum Holdings Limited was originally incorporated to hold the Company's interest in international oil and gas projects, of which it does not currently have any.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2008 and 2007.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the six month period ended June 30, 2008 were 44,891,198 (2007 – 36,130,058). Diluted weighted average shares for the six month period ended June 30, 2008 were 71,446,318 (2007 – 66,727,323).

Stock options

The Company has adopted the recommendations of the CICA handbook section 3870 with respect to stock-based compensation and stock-based payments. The recommendation requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the income statement and the use of the fair value method for all other types of stock-based compensation plans.

Financial instruments

The Company's financial instruments at June 30, 2008 and December 31, 2007 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue recognition

Interest income is recognized as it is earned.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. Monthly principal and interest payments, which are current as of June 30, 2008, total $750 and $200 respectively. The promissory notes have an interest rate of 3% and were due on March 1, 2008. The Company subsequently extended the terms of the Promissory Notes to March 1, 2009.

4 MINERAL PROPERTIES

In March of 2006, the Company acquired a 100% interest in the "Cousineau Tract" near Mine Centre, Ontario. Pursuant to terms of the acquisition, the Company issued 375,000 common shares valued at $75,000 ($0.20/share) and granted a 2.5% NSR to the owners of the Tract, which consists of 5,840 contiguous acres of prospective gold and base metals mining claims.

On June 5, 2006, the Exchange accepted for filing a purchase and sale agreement whereby the Company purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction was a non-arm's length transaction as these claims were owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement the Company issued 100,000 common shares valued at $25,000 ($0.25/share) and granted a 2.5% NSR to the property owners in return for a 100% interest in the claims.

On December 6, 2006, the Company announced that in a cash transaction, it acquired three additional Mine Centre Leasehold Patents containing high-priority exploration targets on lands adjacent to its holdings.

On January 25, 2007, the Exchange approved the Company's Option Agreement to purchase both mining and surface rights on two Freehold Mining Patents in the Kenora Mining Division of Ontario. The Patents contain the historic Manhattan Mine and are adjacent to the Company's holdings at Mine Centre. The Company paid $7,500 in cash and issued 150,000 common shares, at a deemed price of $0.20 per share, to the Optionors. The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Company if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3. The Company is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

On February 16, 2007, the Exchange approved the Company's acquisition of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). The principal assets acquired were six Crown Leases totaling 240 acres surrounded by the Company's Mine Centre holdings. Pursuant to the acquisition, the Company paid Nipigon $25,000 in cash and issued 1,000,000 common shares at $0.25 per share to Nipigon shareholders and will also pay Nipigon a series of cash production payments totaling $500,000 when gold production from the six Crown Leases reaches 50,000 ounces, in 10,000 ounce increments. The six Crown Leases are subject to an existing Net Smelter Return Royalty of 3%.

On March 21, 2007, the Exchange approved the Company's Option Agreement to purchase five mining claims adjacent to its Mine Centre holdings. The claims were optioned from a private party for $5,000 in cash and 100,000 shares at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Company stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the claims.

On June 19, 2007, the Exchange approved a series of transactions whereby the Company acquired options on 1,638 acres of patented land in the Rainy River area of Ontario, adjacent to the Company's 2,600 acres of staked claims, announced in April of 2007. The Company compensated the private landowners with cash and 102,380 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

On July 19, 2007, the Company announced it had acquired an option to acquire 1,000 acres adjoining its Iron Ridge Prospect on the western shore of Bad Vermilion Lake. Under the terms of the option, the property owners received a cash payment and 75,000 common shares of the Company. The Company can exercise the option by making additional cash payments and issuing 100,000 and 125,000 common shares to the owners on the first and second anniversaries, respectively. The owners also will retained a 2% Net Smelter Return.

On July 26, 2007, the Company announced it had acquired options on an additional 3,616 acres of patented land in the Rainy River area of Ontario. The Company compensated the private landowners with cash and 214,728 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

On March 26, 2008, the Company announced that it executed a 5-year purchase option agreement to acquire six historic gold and silver mines in Crown King, Arizona. In consideration for this option, the Company made an initial cash payment of US$ 56,000 to the property owners. The Company can exercise the option anytime during the 5-year option period by paying the owners an additional US$ 1,500,000 in cash and issuing US$ 1,500,000 in Q-Gold shares to the owners. Also, pursuant to the option agreement, while the option is in force, the property owners are entitled to receive bi-annual payments of US$ 25,000.

On May 27, 2008, the Company announced that it had acquired a due diligence option in three Arizona base metals properties, two of which are prospective for copper/ molybdenum and one prospective for copper/ zinc.

5 PROPERTY, PLANT AND EQUIPMENT

			June 30, 2008	Dec. 31 2007
	Cost $	Accumulated amortization $	Net $	Net $
Automotive	116,976	41,999	74,977	49,862
Office equipment	5,014	2,626	2,388	2,878
Computer equipment	15,961	9,753	6,208	6,551
Field Equipment	49,448	15,440	34,008	21,969
	187,399	**69,818**	**117,581**	**81,260**

6 LOANS PAYABLE

In February 2008, the Company executed a contract whereby it obtained a 36-month, interest free loan to finance the purchase of a 2008 Ford F-250 Heavy Duty truck for use in exploration and mining operations in Ontario.

7 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2007	44,787,901	11,944,245
Shares Issued during the Period	200,000	42,500
Less Share issue costs	-0-	<985>
Balance as at June 30, 2008	**44,987,901**	**11,985,760**

Pursuant to the terms of an option agreement the Company executed in 2007 (see Note 4), the Company issued 200,000 common shares on March 28, 2008 to a private party.

Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At June 30, 2008, 3,475,000 options (2007 – 2,800,000) had been granted under the following terms:

Number of Shares	Option price $	Expiry date
230,000	0.25	May 15, 2010
1,300,000	0.20	September 27, 2010
520,000	0.26	April 28, 2011
125,000	0.24	January 30, 2012
525,000	0.27	February 6, 2012
775,000	0.13	August 27, 2012

8 RELATED PARTY TRANSACTIONS

The Company has entered into compensation agreements with parties related to the Corporation.

During the six months ending June 30, 2008, the Company paid management fees to Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer, J. Bruce Carruthers II is a director, officer and shareholder, totaling $33,241 (2007 - $43,875) and to Eric A. Gavin, Chief Financial Officer of Q-Gold, totaling $31,629 (2007 - $29,510)

Eugene Chen, Corporate Secretary and Director of the Company, is an associate of Fraser Milner Casgrain LLP, a law firm that the Company made payments to totaling $51,003 during the six months ending June 30, 2008 (2007 – 75,576). A portion of these fees were debited to Share Issuance Costs.

9 SUBSEQUENT EVENTS

On August 18, 2008, the Company announced the completion of a private placement of 4,650,666 units ("Units") at a price of $0.06 per Unit and 4,250,000 flow-through units ("FT Units") at a price of $0.08 per FT

Unit for gross proceeds of $619,060. Each Unit consisted of one common share of the Corporation (a "Common Share") and one-half of one common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder to purchase one additional Common Share of the Corporation at a price of $0.10 for a period of 24 months from the date of issuance. Each FT Unit consisted of one "flow-through" common share of the Corporation (a "Flow-Through Share") and one-half of one Common Share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase one additional Common Share of the Corporation at a price of $0.12 for a period of 24 months from the date of issuance.

On August 26, 2008, the Company announced that it had completed its due diligence and executed a 5-year purchase option agreement on three Arizona base metals properties, two of which are prospective for copper/ molybdenum and one prospective for copper/ zinc. Pursuant to the terms of the purchase option agreement, the Company paid the owners a one-time cash option payment of US$ 66,000. The Company can exercise the option anytime during the 5-year option period by paying the owners an additional US$ 1,500,000 in cash and issuing US$ 1,500,000 in Q-Gold shares to the owners. Also, pursuant to the option agreement, while the option is in force, the property owners are entitled to receive bi-annual payments of US$ 25,000.

4931

RECEIVED

2008 SEP 30 A 8:24

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources, Ltd.**, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Q-Gold Resources Ltd.** (the issuer) for the interim period ending **June 30, 2008.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **August 29, 2008**

J. Bruce Carruthers II
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

4931

RECEIVED
2008 SEP 30 A 8: 24

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **Eric A. Gavin, Chief Financial Officer of Q-Gold Resources, Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Q-Gold Resources Ltd.** (the issuer) for the interim period ending **June 30, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **August 29, 2008**

Eric A. Gavin
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

4937

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2008
DATED AUGUST 29, 2008

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended June 30, 2008 (the "Financial Statements") of Q-Gold Resources Ltd. ("Q-Gold" or the "Company") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Company's Board of Directors prior to release. Under this Instrument, the Company is defined as a "Venture Issuer".

OVERALL PERFORMANCE

CANADA

The Company is currently exploring for precious and base metals and platinum group elements (PGE's) on 32,585 acres in the historic Gold Camp at Mine Centre, Ontario. In addition to the Mine Centre properties, the Company also owns rights to an additional 4,796 acres in the Rainy River greenstone belt of Northwest Ontario (collectively referred to as the "Canadian Properties"). The Canadian Properties, which include the historical Foley and Golden Star gold mines at Mine Centre, which have remained undeveloped since the 1930's, are all located within the Archean Greenstone Belt of the Superior Province of Northwestern Ontario. Currently these properties are only in the exploration stage and the Company has not conducted any development or mining operations on them.

At the Foley Mine, the Company made application with the Ontario Ministry of the Environment for two consecutive 30-day Permits to Take Water and a Certificate of Approval (Sewage). These permits will allow the de-watering of the mine at a rate of up to 400,000 litres per day. Until the permits are received, pumping will be restricted to 50,000 litres per day. As of the date of this report, water had been pumped out to the 170 foot level with new steel platforms and ladders installed to the 160 foot level. Once the mine has been de-watered to the 400' level and safe entry declared by mining engineers, the Company plans to begin inspection and underground exploration activities on upper levels of the 2.5 kilometres of existing drifts in the mine. Production from the mine is not anticipated during 2008.

Other than payments for a geological/ geophysical report from a geologic consultant, no significant exploration expenditures were incurred on the Company's Rainy River properties during the three months ending June 30, 2008. Upon the recommendation of the consultant, approximately 3,000 acres at Rainy River were relinquished in the Quarter.

UNITED STATES

In Arizona, the Company holds options to purchase six historic gold and silver mines near Crown King and three base metals properties (collectively referred to as the "Arizona Properties"). The base metals properties consist of two copper porphyry prospects in the southeast portion of the state and one volcanogenic massive sulfide (VMS) deposit in Western Arizona. Limited initial exploration activities on all the Arizona Properties were conducted during the period with a view toward obtaining NI 43-101 technical reports prior to year-end.

RESULTS OF OPERATIONS

As the Company is currently a mineral exploration company, it did not have any revenues or profits from operations as of the date of this MD&A and does not expect to receive any income from its properties in the near future. Results from exploration activities, coupled with the prices of gold, silver, copper and other metals, will materially affect any future development plans for the Canadian or Arizona Properties.

The Company remains optimistic about the outlook for gold, silver and copper prices through 2008-2009 and looks forward to continuing an active exploration program on its properties through that period.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Company's eight most recently completed quarters:

	2008		2007				2006	
	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.
Total Revenues	$10,363	$10,457	$ 11,211	$ 9,098	$ 19,860	$ 7,238	$ 9,116	$ 3,705
Income (Loss) before discontinued operations & extraordinary items	(515,531)	(616,395)	(274,072)	(778,895)	(1,260,557)	(792,028)	(335,449)	(371,419)
Income (Loss) per Share	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)	(0.02)	(0.01)	(0.02)
Income (Loss) per diluted share	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)
Net Income (Loss)	(540,580)	(599,920)	(427,779)	(767,694)	(1,196,874)	(757,452)	(357,122)	(348,832)
Net Income (Loss) per Share	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.02)	(0.02)
Net Income (Loss) per diluted share	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

FINANCIAL CONDITION

For the three months ending June 30, 2008, Q-Gold reported (prior to extraordinary items) a loss of $515,531 ($0.01 per share) versus a loss of $1,260,557 ($0.04) in the same period of 2007. During the three months ending June 30, 2008, the Company initiated the dewatering of the Foley Mine, the costs of which are expensed and charged against earnings until economically recoverable reserves are established. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Canadian or Arizona Properties, the outlook for both cash flow and profit will be negative. In the near-term, the Company will seek to obtain additional funds via equity financings to continue exploration activities on the Arizona Properties and the Foley Mine, as well as general corporate activities (see "Liquidity and Capital Resources", below).

Revenue, as reported in the table above, is derived from interest earned on the Company's cash deposited in various interest earning accounts with financial institutions in Canada.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2008, the Company had a working capital surplus of $78,789. As described in Note 9 to the Financial Statements, the Company completed a private placement financing in August 2008 resulting in gross proceeds to the Company totaling $ 619,060. These funds will be used to continue the dewatering activities at the Foley and for exploration on the Arizona Properties.

Since the Company is a mineral exploration company without any sales to generate positive cash flow, it will need to obtain funds for future exploration and development activities on its properties via equity or debt financings. Also, the Company is actively seeking partners to jointly explore and develop the Canadian and Arizona Properties.

ADDITIONAL DISCLOSURES

For the three months ending June 30, 2008, the Company incurred expenditures totaling $327,988 (2007 - $1,019,798) on the Canadian Properties and $34,542 on the Arizona Properties (2007 – nil). General and Administrative Expenditures for the period totaled $163,364 (2007 - $260,619).

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 53,888,817 Common Shares were issued and outstanding and 80,296,219 Common Shares on a fully-diluted basis as of the date of this MD&A. No Preferred Shares were issued as of the date of this MD&A, Of the Company's common shares included in the issued and outstanding total above, 766,525 are in escrow with Computershare Trust Company of Canada and will be released on September 27, 2008.

As of the date of this MD&A, the Company has 3,475,000 stock options outstanding to Directors, Officers, Employees and Consultants of the Company at an option prices ranging from $0.13 to $0.27 per share, with expiry ranging from May 15, 2010 to August 27, 2012. As of the date of this MD&A, there are purchase warrants and Agent's Options outstanding, as a result of completed financings, allowing for the purchase of an additional 22,932,403 common shares of the Company, with exercise prices ranging from $0.10 to $0.35 and expiration dates from December 29, 2008 to August 14, 2010.

RELATED PARTY TRANSACTIONS

As disclosed in Note 3 to the Financial Statements, officers and a director of the Company collectively owe $82,871 to the Company as of June 30, 2008. The Promissory Notes relating to these debts were extended twelve months from their original maturity to March 1, 2009.

Pursuant to the terms of a Management Services Contract, the Company pays monthly management fees of US$ 5,500 to Hexagon Resources, Inc., a private company of which J. Bruce Carruthers II, President, Chief Executive Officer and Director of Q-Gold, is a principal shareholder of (see Note 8 to the Financial Statements).

The Company is entered into a consulting contract with Eric A. Gavin, Chief Financial Officer, whereby Mr. Gavin is paid US$ 5,233 per month (see Note 8 to the Financial Statements).

Eugene Chen, Corporate Secretary and Director of the Company, is an associate with Fraser Milner Casgrain, LLP, a firm that performs legal services to the Company (see Note 8 to the Financial Statements).

As of the date of this MD&A, there are no outstanding fees payable by the Company to any officers or directors.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future

results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Company's Mine Centre Properties are all available on SEDAR at www.sedar.com

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